SEC 06003417 MISSION
Washington, D.C. 20549

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8-44663
SEC FILE NUMBER

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 24 2006 WASH, D.C. 203 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shields Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Waltham Woods Corp. Center 890 Winter St. Suite 160
(No. and Street)

Waltham MA 02451
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janice L. Shields 781.890.7033 X224
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas C. Valorie & Company, P.C.
(Name – *if individual, state last, first, middle name*)

253 Main St. Milford MA 01757
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Shields Securities, Inc.
Waltham Woods Corporate Center
890 Winter Street
Waltham, Massachusetts 02451
tel (781) 890-7033
fax (781) 890-7034

February 23, 2006

NASD/Financial Operations
9509 Key West Avenue, 5th Floor
Rockville, MD 20850
Attn: Eleanor Sabalbaro

Ladies and Gentlemen:

(I) Shields Securities, Inc. maintains no clearing arrangements, does not conduct transactions in any markets, has no customer, has no accounts, and does not trade or hold any securities and will not accept any deposits (e.g. cash, in kind, etc.) from any individual, entity, or third party.

Sincerely,

Thomas J. Shields
President

Shields Securities, Inc.
Waltham Woods Corporate Center
890 Winter Street
Waltham, Massachusetts 02451
tel (781) 890-7033
fax (781) 890-7034

February 23, 2006

NASD/Financial Operations
9509 Key West Avenue, 5th Floor
Rockville, MD 20850
Attn: Eleanor Sabalbaro

Ladies and Gentlemen:

(J) Shields Securities, Inc. has no reserve requirement.

Sincerely,

Thomas J. Shields
President

Shields Securities, Inc.
Waltham Woods Corporate Center
890 Winter Street
Waltham, Massachusetts 02451
tel (781) 890-7033
fax (781) 890-7034

February 23, 2006

NASD/Financial Operations
9509 Key West Avenue, 5th Floor
Rockville, MD 20850
Attn: Eleanor Sabalbaro

Ladies and Gentlemen:

(K) There is no need to reconcile the audited and unaudited Statements of Financial Condition since there is are no consolidation adjustments.

Sincerely,

Thomas J. Shields
President

(L)

OATH OR AFFIRMATION

I, Thomas J. Shields, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shields Securities Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

RICHARD W. NEWMAN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires August 01, 2008

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. NA
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thomas C. Valorie & Company
Certified Public Accountants
A Professional Corporation

253 Main Street
Milford, Massachusetts 01757
Tel (508) 478-3000
Fax (508) 473-8321

Thomas C. Valorie, C.P.A.
Lisa A. Roche, C.P.A.

(N)

January 26, 2006

Shields Securities, Inc.
890 Winter Street
Waltham, MA 02451

We have made a study and evaluation of the system of internal accounting control of Shields Securities, Inc. in effect at December 31, 2005. Our study and evaluation was conducted in accordance with standards established by the American Institute of Certified Public Accountants.

The management of Shields Securities, Inc. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure as of December 31, 2005 or since the previously audited financial statements of December 31, 2004 dated February 8, 2005 that we consider to be material weaknesses as defined above.

Thomas C. Valorie, CPA, P.C.

Shields Securities, Inc.
Waltham Woods Corporate Center
890 Winter Street
Waltham, Massachusetts 02451
tel (781) 890-7033
fax (781) 890-7034

February 23, 2005

NASD/Financial Operations
9509 Key West Avenue, 5th Floor
Rockville, MD 20850

Ladies and Gentlemen:

(F) Shields Securities, Inc. has liabilities of $1,096 per our December 31, 2005 Balance Sheet.

Sincerely,

Thomas J. Shields
President

Thomas C. Valorie & Company
Certified Public Accountants
A Professional Corporation

253 Main Street
Milford, Massachusetts 01757
Tel (508) 478-3000
Fax (508) 473-8321

Thomas C. Valorie, C.P.A.
Lisa A. Roche, C.P.A.

6

January 26, 2006

To the Directors of
Shields Securities, Inc.

We have prepared the following computation of net capital and reconciliation of net capital for Shields Securities, Inc. as of December 31, 2005 as pursuant to code section 15c3-3 of the Securities Exchange Commission.

Respectfully submitted,

Thomas C. Valorie, CPA, P.C.

Thomas C. Valorie, CPA, P.C.

SHIELDS SECURITIES, INC.
COMPUTATION OF NET CAPITAL
AS OF YEAR ENDED DECEMBER 31, 2005

Ownership Equity:	
Common stock, .01 par; 200,000 shares authorized 10,000 share issued and outstanding	$ 10,000
Retained earnings	7,658
Total ownership equity qualified for net capital	17,658
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
Other deductions or allowable credits	0
Total capital and allowable subordinated liabilities	17,658
Less: Deductions and/or charges	(54)
Add: Other additions and/or credits	0
Net capital before haircuts on securities positions	17,604
Less: Haircuts on securities (computed where applicable, pursuant to 15c3-1(f))	0
Net capital	$ 17,604

SHIELDS SECURITIES, INC.
RECONCILIATION OF NET CAPITAL
AS OF YEAR ENDED DECEMBER 31, 2005

Net capital per Shields Securities, Inc. as of 12/31/05 before audit results.	$ 18,510
Off-setting adjustments to net capital from audit results:	
Increase in cash	40
Increase in accounts payable	(946)
Total offsetting adjustments	(906)
Net capital as of 12/31/05 after audit results.	17,604
Less disallowed assets:	
Haircuts	(0)
Net capital reconciled	$ 17,604

Shields Securities, Inc.
Waltham Woods Corporate Center
890 Winter Street
Waltham, Massachusetts 02451
tel (781) 890-7033
fax (781) 890-7034

February 23, 2006

NASD/Financial Operations
9509 Key West Avenue, 5th Floor
Rockville, MD 20850
Attn: Eleanor Sabalbaro

Ladies and Gentlemen:

(H) Shields Securities, Inc. has no reserve requirements pursuant to Rule 15c3-3.

Sincerely,

Thomas J. Shields
President

SHIELDS SECURITIES, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2005 AND 2004

SHIELDS SECURITIES, INC.
FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2005 AND 2004

TABLE OF CONTENTS

Thomas C. Valorie & Company
Certified Public Accountants
A Professional Corporation

253 Main Street
Milford, Massachusetts 01757
Tel (508) 478-3000
Fax (508) 473-8321

Thomas C. Valorie, C.P.A.
Lisa A. Roche, C.P.A.

B

To the Directors of
Shields Securities, Inc.

We have audited the accompanying balance sheets of Shields Securities, Inc. as of December 31, 2005 and 2004, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shields Securities, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of other income and expenses are presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Thomas C. Valorie, CPA, P.C.

Milford, Massachusetts
January 26, 2006

b2

SHIELDS SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2005 AND 2004
(see accountants' report)

ASSETS

	2005	2004
Current assets:		
Cash	$ 18,700	$ 25,363
Prepaid insurance	54	0
Total assets	$ 18,754	$ 25,363

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
Current liabilities:		
Accounts payable	$ 640	$ 600
MA corporate excise tax payable	456	456
Current portion of note payable	0	50
Total current liabilities	1,096	1,106
Stockholder's equity:		
Common stock, .01 par; 200,000 shares authorized 10,000 shares issued and outstanding	100	100
Additional paid-in capital	9,900	9,900
Retained earnings	7,658	14,257
Total stockholder's equity	17,658	24,257
Total liabilities and stockholder's equity	$ 18,754	$ 25,363

(See notes to financial statements)

C

SHIELDS SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(see accountants' report)

	2005	2004
Income	$ 0	$ 0
Operating expenses:		
Professional fees	1,840	3,915
Broker/Dealer fees	3,375	3,803
Insurance	308	458
Dues, licenses & fees	620	286
Bank charges	0	50
Total operating expenses	6,143	8,512
Operating income (loss)	(6,143)	(8,512)
Other income and expenses		
Interest Income	0	49
Net income before income taxes	(6,143)	(8,463)
Massachusetts corporate excise tax (Note 3)	(456)	(456)
Net income (loss)	(6,599)	(8,919)
Retained earnings, beginning	14,257	23,176
S Distribution	0	0
Retained earnings, ending	$ 7,658	$ 14,257

(See notes to financial statements)

SHIELDS SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2005 AND 2004
(see accountants' report)

D

	2005	2004
Net cash flows from operating activities:		
Net income (loss)	$ (6,599)	$ (8,919)
Adjustments for differences between income flows and cash flows from operating activities:		
Increase in accounts payable	40	325
Increase in prepaid insurance	(54)	458
Net cash flow used in operating activities	(6,613)	(8,136)
Cash flows from investing activities:		
Decrease in marketable securities	0	33,161
Net cash flow provided by investing activities	0	33,161
Cash flows from financing activities:		
Decrease in note payable	(50)	0
Net cash flow used in financing activities	(50)	0
Net increase (decrease) in cash	(6,663)	25,025
Cash, beginning	25,363	338
Cash, ending	$ 18,700	$ 25,363

(See notes to financial statements)

SHIELDS SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004

1 - The company's principle business activity is as follows:

The company conducts private placements and purchasers' representative assigments.

2 - Summary of significant accounting policies:

The financial statements are prepared on the accrual basis with recognition given to accounts receivable, accounts payable, and items of accrued income and expenses.

3 - Massachusetts corporate excise tax:

Shields Securities, Inc. elected to become a S corporation at inception on April 19, 1991. S-corporations are not subject to federal or State income taxes as the stockholders report the income on their personal returns. The Commonwealth of Massachusetts assesses an excise tax on the asset balances as of year end.